Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal (QC) H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. CONFIRMS AND AMENDS ITS SHAREHOLDER RIGHTS PLAN

MONTREAL, Quebec, Canada, March 28, 2011 – Richmont Mines Inc. (TSX - NYSE Amex: RIC) (“Richmont” or the “Company”) announced today that its Board of Directors unanimously confirmed and amended the Company’s Shareholder Rights Plan (the “Amended and Restated Rights Plan”), set to expire in the coming months, so that it was in conformity with the current shareholder protection rights plan practices of Canadian companies. The objective of the Amended and Restated Rights Plan is to provide adequate time for the Board of Directors and shareholders to properly consider and evaluate any unsolicited takeover bid and, if thought advisable, to explore and develop alternatives for maximizing shareholder value. The Amended and Restated Rights Plan is also designed to provide for the equal treatment of all shareholders of the Company in the event of a change of control of the Company.

According to the terms set out in the Amended and Restated Rights Plan, offers that satisfy certain minimum standards designed to protect shareholder interests will be considered to be “Permitted Bids”. Specifically, a Permitted Bid must be made by way of a takeover bid circular that is in conformity with the applicable securities laws, must be made to all existing shareholders of the Company, must be outstanding for a minimum period of 60 days, and must satisfy certain other conditions.

As per the terms of the Amended and Restated Rights Plan, the Company issued and attached one right (“Right”) to each outstanding common share of the Company that is held by registered shareholders as of 04:00 pm (Montreal time) on March 28th, 2011. In the event that an unsolicited takeover bid does not meet the applicable requirements to be deemed a Permitted Bid, these Rights will grant shareholders the opportunity to acquire common shares of the Company at a significant discount to the prevailing market price of the common shares.

On March 4, 2011, the Toronto Stock Exchange authorized the Amended and Restated Rights Plan adopted by Richmont’s Board of Directors. The Company intends to submit the Amended and Restated Rights Plan to its shareholders for ratification at the Company’s next annual and special meeting, scheduled for May 13, 2011. In the event that the Amended and Restated Rights Plan is not ratified by Richmont shareholders at this meeting, the Amended and Restated Rights Plan will be terminated, and the Company will no longer have any form of shareholder rights plan.

The Company is not aware of any specific take-over bid for the Company that has been made or is contemplated, and no person or group presently holds 20% or more of Richmont’s common shares.

The Amended and Rights Plan will be filed shortly and will be available on SEDAR at www.sedar.com. It will also be available free of charge upon request to Richmont’s Assistant Corporate Secretary, and will be available on Richmont’s website at www.richmont-mines.com.

About Richmont Mines Inc.

The Company has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Company currently produces gold from its Island Gold and Beaufor mines, and expects to begin production from its Francoeur Mine in mid-2011, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES INC. CONFIRMS AND AMENDS ITS SHAREHOLDER RIGHTS PLAN
March 28, 2011

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:
Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Website: www.richmont-mines.com